                                                              Stantec Inc.
                                                                 2004
                                                         Second Quarter Report

                                                        Six Months Ended June 30

stantec.com

                                                                  [STANTEC LOGO]

  10160 - 112 STREET
EDMONTON AB CANADA T5K 2L6
    ir@stantec.com

[YEARS]

SECOND QUARTER 2004 FINANCIAL HIGHLIGHTS

- Gross revenue for the second quarter of 2004 was $136.8 million, compared to $119.1 million for the second quarter of 2003, representing an increase of 14.9%. On a year-to-date basis, gross revenue increased 11.7% to $254.1 million.

- Net income for the second quarter of 2004 was $6.4 million, compared to $6.5 million for the second quarter of 2003, with a year-to-date increase of 5.5% to $12.1 million.

- Basic earnings per share for the second quarter of 2004 were $0.35, unchanged compared to the second quarter of 2003, with a year-to-date increase of 4.8% to $0.66.

REPORT TO SHAREHOLDERS

I am pleased to report net income of $6.4 million for the quarter and basic earnings per share of $0.35. On a year-to-date basis, net income was $12.1 million and basic earnings per share were $0.66, which represent increases of 5.5% and 4.8% respectively.

Our performance for the quarter reflects the impact of the acquisition of The Sear-Brown Group--a multidisciplinary design firm with over 400 employees and 10 offices located in New York State, Ohio, Pennsylvania, Puerto Rico, and Colorado--in early April. During the quarter, we also completed the acquisition of GBR Architects, a 35-person firm based in Winnipeg, Manitoba. The addition of these firms, particularly the acquisition of The Sear-Brown Group, the most significant acquisition we have completed to date, generally requires us to incur additional initial costs associated with the integration of new staff and systems. These costs are highest during the first quarter of implementation and gradually decrease in the quarters following. As a result, our administrative and marketing costs are higher for the second quarter of 2004 and for the year to date.

We continue to make progress in improving our level of billings and collections, which is having a positive impact on our cash position. We generated $20.1 million in cash from operating activities in the second quarter of 2004, compared to $6.7 million in the same quarter last year.

Project activity also remains strong across the Company, continuing to reflect the robustness and flexibility of our business strategy. Over the past few months, we have secured significant new assignments with clients in the airports and aviation sector. For example, our Architecture & Interior Design and Buildings Engineering teams are designing a new airport terminal at the Niagara Falls International Airport in Niagara Falls, New York. Once completed in 2007, the 65,000-square foot (6,000-square metre) terminal will serve as the "gateway" for scheduled and charter airline traffic to the many tourist attractions in the Niagara Region. The project will also involve landside improvements, including the design of a new entrance, access, and parking along with signage and canopies.

During the quarter, work also began on several new projects in the Environmental Infrastructure area. In Courtice, Ontario, we are providing full program and project management services, acting as the owner's agent, for the design and construction of a new 57-megalitre-per-day (15-million-US-gallon-per-day) water treatment plant for the Regional Municipality of Durham. This project, which is one of the largest municipal water infrastructure projects currently under way in Ontario, will also include the development of a new pumping station, forcemain, and outfall, as well as road and bridge work. In Pinedale, Wyoming, we are designing a unique wastewater treatment process--an advanced integrated pond system involving ultraviolet disinfection--for a treatment facility upgrade that will be the first of its kind to be used in the state. Additional environmental assignments include the construction administration, testing, and inspection of a storm drain conveyance system in Clark County, Nevada, the detailed design of a low-pressure water transmission main for the City of Ottawa in Ontario, and the development of stormwater pollution prevention plans for the Tennessee Department of Transportation throughout Tennessee.

Other notable projects obtained during the quarter include an assignment to provide complete architecture and engineering services for the development of a new 18,000-square foot (1,700-square metre) headquarters and conference center for the California Future Farmers of America Association near Sacramento; materials-testing services through a field research study of high-performance concrete for the Nevada Department of Transportation in northern Nevada; and planning, design, and construction administration services for the development of the Crowchild-Stony Trail freeway interchange for Alberta Transportation in Calgary, Alberta.

Clearly, our project activity this quarter continues to reflect the strength of our business model. We remain positive about our ability to continue to pursue our objective of orderly and profitable growth.

/s/ Tony Franceschini, P.Eng.

Tony Franceschini, P.Eng.
President & CEO
August 5, 2004

CONSOLIDATED BALANCE SHEETS

                                                                          JUNE 30       December 31
(Columnar figures stated in thousands of Canadian dollars)                 2004            2003
----------------------------------------------------------               ---------      -----------
                                                                         Unaudited
ASSETS
CURRENT
Cash and cash equivalents                                                $  14,888      $     7,343
Short-term investments                                                       5,963                -
Accounts receivable                                                        117,686           87,101
Costs and estimated earnings in excess of billings                          53,412           67,094
Income taxes recoverable                                                         -            6,921
Prepaid expenses                                                             3,839            3,246
Future income tax assets                                                     9,375            5,924
                                                                         ---------      -----------
                                                                           205,163          177,629
Property and equipment                                                      70,393           67,670
Investment in associated companies                                           1,830            1,844
Investments - other                                                          1,098            1,137
Goodwill                                                                    84,433           69,696
Intangible assets                                                            7,126            5,112
Future income tax assets                                                     4,014            3,487
                                                                         ---------      -----------

                                                                         $ 374,057      $   326,575
                                                                         =========      ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Bank indebtedness                                                        $  34,212      $    17,151
Accounts payable and accrued liabilities                                    71,574           70,255
Billings in excess of costs and estimated earnings                          17,260           16,882
Income taxes payable                                                           556                -
Current portion of long-term debt [note 4]                                  17,994           13,416
Future income tax liabilities                                               11,761           10,802
                                                                         ---------      -----------
                                                                           153,357          128,506
Long-term debt [note 4]                                                     36,207           31,159
Future income tax liabilities                                                9,548            6,382
                                                                         ---------      -----------
                                                                           199,112          166,047
                                                                         ---------      -----------

SHAREHOLDERS' EQUITY
Share capital [note 5]                                                      85,113           84,281
Contributed surplus [note 5]                                                 2,179            1,842
Cumulative translation account                                             (12,274)         (13,8)1
Retained earnings                                                           99,927           88,266
                                                                         ---------      -----------
                                                                           174,945          160,528
                                                                         ---------      -----------

                                                                         $ 374,057      $   326,575
                                                                         =========      ===========

See accompanying notes

Consolidated Statements of Income and Retained Earnings

(Columnar figures stated in thousands                               For the quarter ended            For the two quarters ended
of Canadian dollars except per share                                       June 30                            June 30
amounts)(Unaudited)                                                2004              2003              2004             2003
-------------------------------------                          ------------      ------------      ------------      ------------
                                                                                   Restated                            Restated
                                                                                   [note 2]                            [note 2]
INCOME
GROSS REVENUE                                                  $    136,815      $    119,076      $    254,132      $    227,516
Less subconsultant and other direct expenses                         18,105            16,684            31,856            30,686
                                                               ------------      ------------      ------------      ------------

NET REVENUE                                                         118,710           102,392           222,276           196,830
Direct payroll costs                                                 55,225            48,293           102,765            93,175
                                                               ------------      ------------      ------------      ------------

GROSS MARGIN                                                         63,485            54,099           119,511           103,655
Administrative and marketing expenses                                49,308            40,242            93,117            79,082
Depreciation of property and equipment                                2,988             2,383             5,612             4,569
Amortization of intangible assets                                       460               288               597               542
Net interest expense                                                    825               850             1,499             1,461
Foreign exchange (gains) losses                                         (30)              162               (19)              343
Share of income from associated companies                               (81)              (33)             (206)             (469)
                                                               ------------      ------------      ------------      ------------

INCOME BEFORE INCOME TAXES                                           10,015            10,207            18,911            18,127
                                                               ------------      ------------      ------------      ------------
INCOME TAXES
Current                                                               2,637             3,383             7,057             5,273
Future                                                                  933               367              (249)            1,385
                                                               ------------      ------------      ------------      ------------
                                                                      3,570             3,750             6,808             6,658
                                                               ------------      ------------      ------------      ------------

NET INCOME FOR THE PERIOD                                      $      6,445      $      6,457      $     12,103      $     11,469
                                                               ============      ============      ============      ============

RETAINED EARNINGS, BEGINNING OF PERIOD,
AS PREVIOUSLY REPORTED                                         $     93,569      $     69,818      $     88,266      $     64,905
Prior period adjustment [note 2]                                          -              (823)                -              (665)
                                                               ------------      ------------      ------------      ------------
RETAINED EARNINGS, BEGINNING OF PERIOD, AS RESTATED                  93,569            68,995            88,266            64,240
Net income for the period                                             6,445             6,457            12,103            11,469
Shares repurchased [note 5]                                             (87)             (236)             (442)             (493)
                                                               ------------      ------------      ------------      ------------
RETAINED EARNINGS, END OF PERIOD                               $     99,927      $     75,216      $     99,927      $     75,216
                                                               ============      ============      ============      ============

Weighted average number of shares outstanding - basic            18,470,963        18,353,424        18,425,052        18,323,460
                                                               ============      ============      ============      ============
Weighted average number of shares outstanding - diluted          19,304,882        19,138,469        19,230,366        19,099,172
                                                               ============      ============      ============      ============
Shares outstanding, end of period                                18,476,318        18,339,784        18,476,318        18,339,784
                                                               ============      ============      ============      ============

EARNINGS PER SHARE
 Basic [note 2]                                                $       0.35      $       0.35      $       0.66      $       0.63
                                                               ============      ============      ============      ============
 Diluted [note 2]                                              $       0.33      $       0.34      $       0.63      $       0.60
                                                               ============      ============      ============      ============

See accompanying notes

Consolidated Statements of Cash Flows

                                                                                                      For the two
                                                                    For the quarter ended           quarters ended
(Columnar figures stated in thousands                                     June 30                       June 30
of Canadian dollars )(Unaudited)                                    2004           2003           2004           2003
-------------------------------------                             ---------      ---------      ---------      ---------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients                                        $ 143,474      $ 118,766      $ 268,043      $ 227,365
Cash paid to suppliers                                              (41,900)       (39,6)5        (85,766)       (71,1)3
Cash paid to employees                                              (82,205)       (68,8)3       (164,44)       (142,)17
Dividends from equity investments                                         -              -            200              -
Interest received                                                     1,748            235          3,495          1,166
Interest paid                                                        (2,376)          (905)        (4,736)        (2,47)
Income tax refunds received (taxes paid)                              1,342         (2,88)           (724)        (8,44)
                                                                  ---------      ---------      ---------      ---------

CASH FLOWS FROM OPERATING ACTIVITIES                                 20,083          6,664         16,066          3,531
                                                                  ---------      ---------      ---------      ---------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, including cash acquired and
  bank indebtedness assumed [note 3]                                (14,270)        (2,20)        (14,270)        (5,91)
Purchase of short-term investments                                   (5,963)             -         (5,963)             -
Proceeds on disposition of investments                                   55             15             55             62
Purchase of property and equipment                                   (3,182)        (7,35)         (7,932)       (13,7)4
Proceeds from disposition of property and equipment                     225             72            258          1,396
                                                                  ---------      ---------      ---------      ---------

CASH FLOWS USED IN INVESTING ACTIVITIES                             (23,135)        (9,46)        (27,852)       (18,1)7
                                                                  ---------      ---------      ---------      ---------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt                                          (5,834)        (2,75)        (12,109)       (11,3)1
Proceeds from long-term borrowings                                   13,960          2,161         13,960          2,161
Repurchase of shares for cancellation [note 5]                         (105)          (319)          (545)          (676)
Proceeds from issue of share capital [note 5]                            63             92            918            511
                                                                  ---------      ---------      ---------      ---------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES                        8,084           (821)         2,224         (9,38)
                                                                  ---------      ---------      ---------      ---------

FOREIGN EXCHANGE GAIN (LOSS) ON CASH HELD IN FOREIGN CURRENCY            (7)            (6)            46           (464)
                                                                  ---------      ---------      ---------      ---------

NET INCREASE (DECREASE) IN CASH                                       5,025         (3,62)         (9,516)       (24,5)5
Cash, beginning of the period                                       (24,349)         8,325         (9,808)        29,202
                                                                  ---------      ---------      ---------      ---------

CASH, END OF THE PERIOD                                           $ (19,324)     $   4,697      $ (19,324)     $   4,697
                                                                  =========      =========      =========      =========

CASH CONSISTS OF
Cash and cash equivalents                                         $  14,888      $   7,971      $  14,888      $   7,971
Bank indebtedness                                                   (34,212)        (3,27)        (34,212)        (3,27)
                                                                  ---------      ---------      ---------      ---------
                                                                  $ (19,324)     $   4,697      $ (19,324)     $   4,697
                                                                  =========      =========      =========      =========

See accompanying notes

Notes to Consolidated Financial Statements

1. GENERAL ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting priniciples on a basis consistent with those used in the preparation of the annual December 31, 2003, consolidated financial statements. Because the disclosures included in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, these financial statements should be read in conjunction with the December 31, 2003, annual consolidated financial statements. In management's opinion, the interim consolidated financial statements include all the adjustments necessary to present fairly such interim financial statements. The consolidated statements of income and retained earnings and cash flows for interim periods are not necessarily indicative of results on an annual basis due to seasonal and short-term variations as well as the timing of acquisitions, if any, during interim periods.

2. PRIOR PERIOD ADJUSTMENT

In the fourth quarter of 2003, the Company determined, with the assistance of an independent valuator, that intangible assets acquired in post June 30, 2001, acquisitions had not been properly identified and valued in the purchase allocation. As a result, a portion of the purchase price from these acquisitions was allocated to identifiable intangible assets (contract backlog, client relationships, technology, and non-compete agreements). The adjustment was made retroactively and resulted in the following changes to previously reported financial information:

                                                                          Quarter ended         Two quarters ended
(in thousands of dollars, except earnings per share amounts)              June 30, 2003            June 30, 2003
------------------------------------------------------------              -------------         ------------------
                                                                            Increase                 Increase
                                                                           (Decrease)                (Decrease)
Amortization of intangible assets                                           $   288                   $   542
Income before income taxes                                                     (288)                      (54)
Income taxes                                                                   (107)                      (20)
Net income for the period                                                      (181)                      (33)
Retained earnings, beginning of the period                                     (823)                      (66)
Goodwill acquired [note 3]                                                     (219)                      (85)
Intangible assets acquired [note 3]                                             346                     1,344
Future income tax liabilities acquired [note 3]                                 127                       494
Earnings per share - basic                                                    (0.01)                     (0.1)
Earnings per share - diluted                                                  (0.01)                     (0.2)
                                                                              -----                   -------

3. BUSINESS ACQUISITIONS

Acquisitions are accounted for under the purchase method of accounting, and the results of earnings since the respective dates of acquisition are included in the consolidated statements of income. The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. In the case of some acquisitions, the additional consideration payable based on future performance parameters may be adjusted upward or downward. As at June 30, 2004, the maximum contingent consideration that may be payable in 2004 and future years is approximately $1,116,000. Such additional consideration is recorded as additional goodwill in the period in which confirmation of the consideration to be paid is known.

During the first two quarters of 2004, the Company acquired the shares and businesses of The Sear-Brown Group, Inc. (April 2, 2004) and GBR Architects Limited (May 31, 2004) and reduced the purchase price in connection with the Cosburn Patterson Mather Limited (2002), The Spink Corporation (2001), the APAI Architecture Inc. (2003), and the Ecological Services Group Inc. (2003) acquisitions pursuant to price adjustment clauses in the purchase agreements.

During the first two quarters of 2003, the Company acquired the shares and businesses of APAI Architecture Inc. and Mandalian Enterprises Limited and of Ecological Services Group Inc. for consideration consisting of cash and promissory notes. The Company also paid additional contingent consideration in connection with the Cosburn Patterson Mather Limited (2002) acquisition and reduced the purchase price on the English Harper Reta Architects (2002), Site Consultants Inc. (2002), Beak International Incorporated (2002), and GeoViro Engineering Ltd. (2002) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

Details of the aggregate consideration given and the fair values of net assets acquired or adjusted in the first two quarters of each year are as follows:

                                                                            Two quarters ended June 30
(in thousands of dollars)                                                       2004          2003
-------------------------                                                   ------------  ------------
Cash consideration                                                            $  8,811      $  4,200
Promissory notes, due 2003 through 2007                                            657         5,226
                                                                              --------      --------
PURCHASE PRICE                                                                $  9,468      $  9,426
                                                                              ========      ========
      Assets and liabilities acquired at fair values
  Bank indebtedness assumed                                                   $ (5,45)      $  (1,71)
  Non-cash working capital                                                       3,134         3,609
  Investments                                                                        -            62
  Property and equipment                                                         2,649         1,339
  Goodwill [note 2]                                                             14,033         5,835
  Intangible assets [note 2]
    Client relationships                                                         2,045           789
    Contract backlog                                                               526           355
    Technology                                                                       -           200
  Long-term debt                                                                 (7,07)         (780)
  Future income taxes [note 2]                                                    (387)         (272)
                                                                              --------      --------
NET ASSETS ACQUIRED                                                           $  9,468      $  9,426
                                                                              ========      ========

All of the goodwill is non-deductible for income tax purposes.

4. LONG-TERM DEBT

                                                               JUNE 30         December 31
(in thousands of dollars)                                       2004              2003
-------------------------                                    ----------        -----------
Non-interest bearing note payable                            $      106        $       102
Other non-interest bearing notes payable                         10,395             14,436
Bank loan                                                        30,751             19,186
Mortgages payable                                                10,429             10,609
Other                                                             2,520                242
                                                             ----------        -----------
                                                                 54,201             44,575
Less current portion                                             17,994             13,416
                                                             ----------        -----------
                                                             $   36,207        $    31,159
                                                             ==========        ===========

All of the Company's assets are held as collateral under a general security agreement for the bank indebtedness and bank loan. The mortgages payable are supported by first mortgages against land and buildings.

The interest expense on long-term debt in Q2 04 was $704,000 (Q2 03 - $680,000), with a year-to-date expense of $1,199,000 (2003 - $1,431,000).

5. SHARE CAPITAL

                                                    CAPITAL STOCK
                                     --------------------------------------------        CONTRIBUTED
                                            2004                    2003                   SURPLUS
                                     --------------------    --------------------     -----------------
                                     # OF COMMON             # of Common               2004        2003
(in thousands of dollars)                 SHARES        $         Shares        $         $           $
-------------------------            -----------   ------    -----------   ------     -----       -----
BALANCE, BEGINNING OF THE YEAR        18,327,284   84,281     18,282,720   83,973     1,842       1,247
Share options exercised for cash         155,434      855         78,164      419
Stock-based compensation expense                                                        178         148
Shares repurchased under normal
  course issuer bid                      (17,900)     (83)       (21,100)     (97)       (1)         (3)
                                      ----------   ------     ----------   ------     -----       -----
BALANCE, AT AT MARCH 31               18,464,818   85,053     18,339,784   84,295     2,019       1,392
                                      ==========   ======     ==========   ======     =====       =====
Share options exercised for cash          15,500       63         18,000       92
Stock-based compensation expense                                                        176         147
Reclassification of fair value of
 stock options previously expensed                     15                               (15)
Shares repurchased under normal
  course issuer bid                       (4,000)     (18)       (18,000)     (83)       (1)          -
                                      ----------   ------     ----------   ------     -----       -----
BALANCE, AS AT JUNE 30                18,476,318   85,113     18,339,784   84,304     2,179       1,539
                                      ==========   ======     ==========   ======     =====       =====

During 2004, 21,900 common shares (2003 - 39,100) were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $545,000 (2003 - $676,000). Of this amount, $101,000 and $2,000 (2003 - $180,000 and $3,000) reduced the share capital and contributed surplus accounts respectively, with $442,000 (2003 - $493,000) being charged to retained earnings.

During 2004, the Company recognized a stock-based compensation expense of $504,000 (2003 -$295,000) in administrative and marketing expenses. The amount relating to the fair value of the options granted ($354,000; 2003 - $295,000) was reflected through contributed surplus, and the amount relating to deferred share unit compensation ($150,000; 2003 - nil) was reflected through accrued liabilities. Upon the exercise of stock options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital.

6. SEGMENTED INFORMATION

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the Chief Executive Officer
(CEO) of the Company.

During 2003, the Company had seven operating segments of which five were aggregated into the Consulting Services reportable segment. The two remaining operating segments (Design Build and Technology), which were below the quantitative thresholds in the recommendations of the Canadian Institute of Chartered Accountants, were disclosed in the Other reportable segment. In addition to the above-noted operating segments, corporate administration groups report to the CEO and were included in the Other reportable segment. In the second quarter of 2004, an additional operating segment was added upon the acquisition of The Sear-Brown Group, Inc. The new segment has been aggregated into the Consulting Services reportable segment.

The Design Build operating segment consisted of the operations of our 50% share of Lockerbie Stanley Inc. that, at December 31, 2003, was reflected as assets held for sale pending the finalization of an agreement to sell our interest. The Company continues to have an agreement in principle to sell its 50% interest, and, therefore, no activity related to this operating segment has been reflected in its financial statements in 2004.

Effective January 1, 2004, because of the pending sale of our Design Build operation and because the Technology segment and corporate administration groups are not material, all operations of the Company are included in one reportable segment as Consulting Services.

7. EMPLOYEE FUTURE BENEFITS

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for such contributions as an expense in the period in which the contributions are made. The expense recorded in Q2 04 was $1,779,000 (Q2 03 - $1,510,000), with a year-to-date expense of $3,788,000
(2003 - $3,000,000).

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted for the current year.

Management's Discussion and Analysis

This discussion and analysis, dated July 23, 2004, of Stantec's operations and financial position should be read in conjunction with the Company's 2003 consolidated financial statements and related notes, as well as Management's Discussion and Analysis included in the 2003 Annual Report and the Report to Shareholders contained in the 2004 Second Quarter Report. The Company continues to use the same accounting policies and methods as those used in 2003. Additional information regarding the Company, including the Annual Information Form, is available on SEDAR at www.sedar.com.

This report includes forward-looking statements that are based on current expectations and are therefore subject to risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as "expects," "believes," "may," "will," "should," "estimates," "anticipates," or the negative thereof or other variations thereon. We caution readers that, by their nature, forward-looking statements involve risks and uncertainties and that the Company's actual actions or results may differ materially.

This report includes references to and uses terms that are not specifically defined in the Canadian Institute of Chartered Accountants Handbook and do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP measures may not be comparable to similar measures presented by other companies. We may refer to and use the terms "net revenue" and "gross margin" throughout our analysis. Net revenue is defined as gross revenue less subconsultant and other direct expenses. Gross margin is defined as net revenue less direct payroll costs.

OVERVIEW OF SECOND QUARTER 2004

- On April 2, 2004, we completed the acquisition of The Sear-Brown Group, Inc., adding 400 employees and opening up a new geographic market for the Company in the US Northeast and a new practice area in the bio/pharmaceuticals industry.

- On May 31, 2004, we completed the acquisition of GBR Architects Limited, adding 35 employees to our Architecture & Interior Design practice in Winnipeg, Manitoba.

- During the second quarter of 2004, we successfully converted The Sear-Brown Group, Inc.'s operations to our enterprise management system.

- We improved our level of investment in costs and estimated earnings in excess of billings and in accounts receivable (i.e., number of days' revenues) to 116 days at the end of the second quarter from 121 days at the end of the first quarter.

KEY OPERATING RESULTS

The table below summarizes the Company's key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results on a quarter-to-quarter basis:

                                             QUARTER ENDED JUNE 30              TWO QUARTERS ENDED JUNE 30
                                          ----------------------------      ----------------------------------
                                          % OF NET REVENUE   %INCREASE         % OF NET REVENUE     % INCREASE
                                          ----------------   ---------      ---------------------   ----------
                                                              2004 VS.                               2004 VS.
                                           2004       2003      2003           2004         2003       2003
                                          -----      -----   ---------      ----------      -----   ----------
GROSS REVENUE                             115.3%     116.3%      14.9%           114.3%     115.6%      11.7%
NET REVENUE                               100.0%     100.0%      15.9%           100.0%     100.0%      12.9%
Direct payroll costs                       46.5%      47.2%      14.4%            46.2%      47.3%      10.3%
GROSS MARGIN                               53.5%      52.8%      17.3%            53.8%      52.7%      15.3%
Administrative and marketing expenses      41.5%      39.3%      22.5%            41.9%      40.2%      17.7%
Depreciation of property and equipment      2.5%       2.3%      25.4%             2.5%       2.3%      22.8%
Amortization of intangible assets           0.4%       0.3%      59.7%             0.3%       0.3%      10.1%
Net interest expense                        0.7%       0.8%      (2.9%)            0.7%       0.7%       2.6%
Foreign exchange (gains) losses             0.0%       0.2%    (118.5%)            0.0%       0.2%    (105.5%)
Share of income from associated
companies                                   0.0%       0.0%     145.5%             0.1%       0.2%     (56.1%)
INCOME BEFORE INCOME TAXES                  8.4%       9.9%      (1.9%)            8.5%       9.2%       4.3%
Income taxes                                3.0%       3.7%      (4.8%)            3.1%       3.4%       2.3%
NET INCOME FOR THE PERIOD                   5.4%       6.2%      (0.2%)            5.4%       5.8%       5.5%
                                          -----      -----     ------       ----------      -----     ------
OUTSTANDING COMMON SHARES - AS AT JUNE 30, 2004                             18,476,318
OUTSTANDING COMMON SHARES - AS AT JULY 23, 2004                             18,479,118
OUTSTANDING SHARE OPTIONS - AS AT JUNE 30, 2004                              1,308,166
OUTSTANDING SHARE OPTIONS - AS AT JULY 23, 2004                              1,304,166
                                                                            ==========

The following table sets forth selected data derived from our unaudited consolidated financial statements for the eight previous quarters ended June 30, 2004. This table has been prepared in accordance with Canadian generally accepted accounting principles. This information should be read in conjunction with the consolidated financial statements and related notes thereto.

QUARTERLY UNAUDITED FINANCIAL INFORMATION (in thousands of dollars, except earnings per share amounts)

                                 SEPT 30, 2003       DEC 31, 2003       MAR 31, 2004       JUN 30, 2004
                                 -------------       ------------       ------------       ------------
Gross revenue                          120,810            111,616            117,317            136,815
Net income                               7,251              6,350              5,658              6,445
EPS - basic                               0.40               0.35               0.31               0.35
EPS - diluted                             0.38               0.33               0.30               0.33
                                 =============       ============       ============       ============

                                 SEPT 30, 2002       DEC 31, 2002       MAR 31, 2003       JUN 30, 2003
                                 -------------       ------------       ------------       ------------
Gross revenue                          137,939            101,737            108,440            119,076
Net income                               6,009              5,659              5,012              6,457
EPS - basic                               0.33               0.31               0.27               0.35
EPS - diluted                             0.32               0.30               0.26               0.34
                                 =============       ============       ============       ============

The comparability of our quarterly results are impacted by the following items:

                                       Q3 2003 VS.         Q4 2003VS.         Q1 2004VS.         Q2 2004VS.
(in thousands of dollars)                Q3 2002            Q4 2002            Q1 2003            Q2 2003
-------------------------              -----------         ----------         ----------         ----------
INCREASE (DECREASE) IN GROSS REVENUE
DUE TO
Acquisitions completed in current
 and prior two years                       5,500              8,200              4,730             10,080
Net internal growth                       10,471               (721)             9,667              9,399
Impact of foreign exchange rates on
revenue
 earned by foreign subsidiaries           (6,400)            (6,500)            (5,520)            (1,740)
Impact of change in number of weeks
 reflected in the quarter                (26,700)             8,900                  -                  -
                                       -----------         ----------         ----------         ----------
TOTAL INCREASE (DECREASE)
IN GROSS REVENUE                         (17,129)             9,879              8,877             17,739
                                       ===========         ==========         ==========         ==========

Effective January 1, 2003, we converted to a 12-period reporting schedule. Each quarter contains three periods totalling 13 weeks. In 2002 and prior years, we had a 13-period-per-year reporting schedule. Each of the first, second, and fourth quarters contained three periods totalling 12 weeks, and the third quarter contained four periods totalling 16 weeks. As a result, the third quarter of 2003 included three fewer weeks of activity compared to the third quarter of 2002, and the fourth quarter of 2003 contained one more week of activity compared to the fourth quarter of 2002.

GROSS MARGIN

Gross margin as a percentage of net revenue was 53.5% for Q2 04, compared to 52.8% for Q2 03, with a year-to-date gross margin of 53.8% for 2004, compared to 52.7% for 2003. We expect our annual gross margin in 2004 to be in the range of 52 to 54% of net revenues. Margins may fluctuate from quarter to quarter as a result of the mix of projects in progress during any quarter.

ADMINISTRATIVE AND MARKETING EXPENSES

Administrative and marketing expenses as a percentage of net revenue were 41.5% for Q2 04, compared to 39.3% for Q2 03. On a year-to-date basis, administrative and marketing expenses were 41.9% for 2004, compared to 40.2% for 2003 and to our annual expectation of between 39 and 41%. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the quarter. In addition, administrative and marketing expenses are influenced by the acquisitions completed in the current and prior two years due to the length of time required for the integration of such acquisitions. In particular, The Sear-Brown Group, Inc. acquisition, the most significant acquisition we have completed to date, has established a presence for our Company in the US Northeast causing us to incur the additional costs of implementing an operating structure in a new region. As a result, we are reflecting an increase in our administrative and marketing costs for the quarter and on a year-to-date basis.

DEPRECIATION OF PROPERTY AND EQUIPMENT

Our new enterprise management system was implemented in Q4 03, with depreciation expense beginning in the last quarter of 2003. Consequently, the first three quarters of 2004 will reflect additional depreciation of approximately $450,000 per quarter related to the new system compared to the depreciation expense recorded for the same quarters in 2003.

AMORTIZATION OF INTANGIBLE ASSETS

The amount of amortization of intangible assets is impacted by the timing of completed acquisitions as well as the type of intangible assets acquired. Backlog is typically amortized over periods of less than one year and, therefore, will impact the comparability of the amortization expense from quarter to quarter and year to year. The acquisitions completed in Q2 04 resulted in an increase in amortization expense of approximately $320,000. Backlog acquired prior to June 30, 2004, will be fully amortized by the end of 2004.

SHARE OF INCOME OF ASSOCIATED COMPANIES

Our investment in Teshmont Consultants Inc. is accounted for using the equity method of accounting. During Q1 03, Teshmont Consultants Inc. disposed of a portion of its business. The resulting gain, net of tax, accounts for $430,000 of the reported income from associated companies reflected in 2003.

INCOME TAXES

Our effective tax rate for 2004 is 36.0%, compared to 36.7% reported for the year ended December 31, 2003. This reduction results from continued lower statutory rates in Canada and certain provinces.

FINANCIAL CONDITION AND LIQUIDITY

During the first two quarters of 2004, our net decrease in cash was $9.5 million, compared to a net decrease of $24.5 million in the first two quarters of 2003. Improved cash flows from operating activities in 2004 of $12.5 million, an increase in debt financing of $11.8 million, and a decrease in the amount invested in property and equipment in 2004 of $5.8 million were offset by additional investments made in 2004 for acquisitions ($8.4 million) and short-term investments ($6.0 million).

We continue to make a concerted effort to reduce the level of investment we carry in costs and estimated earnings in excess of billings. We decreased this level during the second quarter of 2004, and we expect to continue this reduction until we reach the levels achieved prior to the implementation of our new enterprise management system.

We have entered into a process to sell the Edmonton building and lease it back. We have solicited and received a number of offers but have not yet reached a firm agreement.

SHAREHOLDER INFORMATION

TRANSFER AGENT                      SECURITIES EXCHANGE LISTING
CIBC Mellon Trust Company           Stantec shares are traded on
Calgary, Alberta                    the Toronto Stock Exchange
                                    under the symbol STN.
AUDITORS
Ernst & Young LLP                   INVESTOR RELATIONS
Chartered Accountants               Stantec Inc.
Edmonton, Alberta                   10160 - 112 Street
                                    Edmonton AB
PRINCIPAL BANK                      Canada T5K 2L6
Canadian Imperial Bank of           Tel: (780) 917-7000
Commerce                            Fax: (780) 917-7330
                                    ir@stantec.com

INCOME TAXES

Our effective tax rate for 2004 is 36.0%, compared to 36.7% reported for the year ended December 31, 2003. This reduction results from continued lower statutory rates in Canada and certain provinces.

FINANCIAL CONDITION AND LIQUIDITY

During the first two quarters of 2004, our net decrease in cash was $9.5 million, compared to a net decrease of $24.5 million in the first two quarters of 2003. Improved cash flows from operating activities in 2004 of $12.5 million, an increase in debt financing of $11.8 million, and a decrease in the amount invested in property and equipment in 2004 of $5.8 million were offset by additional investments made in 2004 for acquisitions ($8.4 million) and short-term investments ($6.0 million).

We continue to make a concerted effort to reduce the level of investment we carry in costs and estimated earnings in excess of billings. We decreased this level during the second quarter of 2004, and we expect to continue this reduction until we reach the levels achieved prior to the implementation of our new enterprise management system.

We have entered into a process to sell the Edmonton building and lease it back. We have solicited and received a number of offers but have not yet reached a firm agreement.

SHAREHOLDER INFORMATION

TRANSFER AGENT                   SECURITIES EXCHANGE LISTING
CIBC Mellon Trust Company        Stantec shares are traded on
Calgary, Alberta                 the Toronto Stock Exchange
                                 under the symbol STN.
AUDITORS
Ernst & Young LLP                INVESTOR RELATIONS
Chartered Accountants            Stantec Inc.
Edmonton, Alberta                10160- 112 Street
                                 Edmonton AB
Principal Bank                   Canada T5K 2L6
Canadian Imperial Bank of        Tel: (780) 917-7000
Commerce                         Fax: (780) 917-7330
                                 ir@stantec.com